

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2023

Bradley Herring
Chief Financial Officer
Enfusion, Inc.
125 South Clark Street, Suite 750
Chicago, IL 60603

> **Re: Enfusion, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed March 10, 2023**
> **Form 8-K furnished on March 7, 2023**
> **File No. 001-40949**

Dear Bradley Herring:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Note 3. Summary of Significant Accounting Policies
Revenue Recognition
Service contract with multiple performance obligations, page F-12

1. Please tell us what is meant by your reference here to "highly specialized knowledge required to execute on our solution." Also, tell us you how you considered the guidance in ASC 606-10-25-21 in determining that implementation services are not separately identifiable within the context of the contract. In your response, provide us with the amount of implementation services for each period presented.

<u>Remaining Performance Obligations, page F-12</u>

2.   We note that you expect to recognize the remaining performance obligations over the next one to five years. Please revise to disclose when you expect to recognize such amounts as revenue on a quantitative basis using time bands that would be most appropriate for the duration of the remaining performance obligations or by providing qualitative information. Refer to ASC 606-10-50-13.

<u>Note 11. Loss per Class A Common Share, page F-23</u>

3.   Your presentation of net loss per share of Class A common stock includes an "adjustment to loss attributable to common stockholders" for both periods. Please describe for us the nature of this adjustment as well as the authoritative accounting guidance that you relied upon.

<u>Form 8-K Furnished on March 7, 2023</u>

<u>Exhibit 99.1, page 19</u>

4.   Please tell us what the adjustment for "bonus timing and non-recurring expenses" included in the adjusted free cash flow measure represents. In this regard, tell us whether the bonus adjustment relates to cash bonuses or share-based compensation and what portion of the bonus is included in the adjustment (i.e. the amortized portion or the remaining unamortized balance). Also, provide us with a breakdown of the non-recurring or unusual items for each period presented. Lastly, explain what this measure is intended to convey.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology